August 28, 2018

John W. Neppl
Chief Financial Officer
Green Plains Partners LP
1811 Aksarben Drive
Omaha, NE 68106

       Re: Green Plains Partners LP
           Form 10-K for the Year Ended December 31, 2017
           Filed February 14, 2018
           Form 10-Q for the Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-37469

Dear Mr. Neppl:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2018

Exhibit 31 - Certifications, page 1

1. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file amendments to your March 31, 2018 and June 30, 2018 Forms 10-Q to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

       In closing, we remind you that the company and its management are responsible for the
 John W. Neppl
Green Plains Partners LP
August 28, 2018
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.



                                                          Sincerely,
FirstName LastNameJohn W. Neppl
                                                          Division of
Corporation Finance
Comapany NameGreen Plains Partners LP
                                                          Office of
Manufacturing and
August 28, 2018 Page 2                                    Construction
FirstName LastName